SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Torchlight Energy Resources, Inc.
 (Name of Issuer)

Common Stock, $0.001 Per Share Par Value
(Title of Class of Securities)

89102U103
(Cusip Number)

Greg McCabe
500 West Texas Ave., Suite 890
Midland, Texas 79701
432-684-0018
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein with respect to Greg McCabe, G Mc Exploration, LLC and McCabe Petroleum Corporation is 19,605,348, 797,099 and 6,813,480, respectively, which constitutes approximately 13.52%, 0.55% and 4.70%, respectively, of the 145,051,666 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.   Unless otherwise stated, all ownership percentages set forth herein assume that there are 145,051,666 shares outstanding.

CUSIP No. 89102U103 13D Page 2 of __ Pages

1. Name of Reporting Person:

Greg McCabe

2. Check the Appropriate Box if a Member of a Group:

(a) / X /

(b) / /

3. SEC Use Only

4. Source of Funds: PF (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6. Citizenship or Place of Organization: United States citizen

7. Sole Voting Power:  18,808,249(1)
Number of
Shares
Beneficially 8. Shared Voting Power:  797,099(2)
Owned By
Each
Reporting 9. Sole Dispositive Power:  18,808,249(1)
Person
With
10. Shared Dispositive Power:  797,099(2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

19,605,348(3)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13. Percent of Class Represented by Amount in Row (11):  13.52%

14. Type of Reporting Person: IN
-----------------
(1)  Includes 6,813,480 shares issued to MPC, which is wholly-owned by McCabe.
(2)  McCabe may be deemed to have shared voting and shared dispositive power over 797,099 shares owned of record by GME based on his ownership of 50% of the outstanding membership interests of GME.
(3)  Includes 797,099 shares owned of record by GME and 6,813,480 shares owned of record by MPC. McCabe may be deemed to have beneficial ownership of such shares based on his ownership of 50% of the outstanding membership interests of GME and 100% of the outstanding capital stock of MPC.

CUSIP No. 89102U103 13D Page 3 of __ Pages

1. Name of Reporting Person:

G Mc Exploration, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / X /

(b) / /

3. SEC Use Only

4. Source of Funds: OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6. Citizenship or Place of Organization: Texas

7. Sole Voting Power:  797,099
Number of
Shares
Beneficially 8. Shared Voting Power:  0
Owned By
Each
Reporting 9. Sole Dispositive Power:  797,099
Person
With
10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

797,099

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13. Percent of Class Represented by Amount in Row (11): 0.55%

14. Type of Reporting Person: OO
-----------------

CUSIP No. 89102U103 13D Page 4 of __ Pages

1. Name of Reporting Person:

McCabe Petroleum Corporation

2. Check the Appropriate Box if a Member of a Group:

(a) / X /

(b) / /

3. SEC Use Only

4. Source of Funds: OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6. Citizenship or Place of Organization: Texas

7. Sole Voting Power:  6,813,480
Number of
Shares
Beneficially 8. Shared Voting Power:  0
Owned By
Each
Reporting 9. Sole Dispositive Power:  6,813,480
Person
With
10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

6,813,480

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13. Percent of Class Represented by Amount in Row (11):  4.70%

14. Type of Reporting Person: CO
-----------------

     Pursuant to Rule 13d‑2(a) under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amend and supplement the Schedule 13D Statement filed by the undersigned on May 27, 2015 (as amended by that certain Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015, that certain Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on April 12, 2017, that certain Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on December 11, 2017 and that certain Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on October 13, 2020, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Stock”), of Torchlight Energy Resources, Inc. (the “Issuer”), to update certain information with respect to contracts entered into by certain of the undersigned related to certain securities of the Issuer. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following paragraphs to the end of Item 6:

On June 9, 2020, the 86,956 warrants issued to GME on June 9, 2015 expired pursuant to their terms.  GME did not receive any value from Issuer upon expiration of such warrants.

On December 30, 2020, McCabe loaned Issuer $100,000 evidenced by a 6% Secured Convertible Promissory Note (the “McCabe Note”).  The McCabe Note bears interest at the rate of 6% per annum and provides for payment of the principal amount along with all accrued and unpaid interest in one lump sum payment on its maturity date, which shall be the earlier of (i) May 10, 2021 or (ii) the closing of the previously announced business combination transaction between Metamaterial and Issuer. The McCabe Note also provides that the holder has the right, but not the obligation, to convert all outstanding principal and interest under the McCabe Note into common stock of Issuer at a conversion price of $1.00 per share.

On February 1, 2021, MPC converted the entire principal amount of $1.5 million of the MPC Note into common stock of Issuer at its conversion price of $0.375 per share, totaling 4,000,000 shares. Additionally, McCabe converted the entire principal amount of the $100,000 McCabe Note into common stock of Issuer at its conversion price of $1.00 per share, totaling 100,000 shares.

The foregoing descriptions of the McCabe Note does not purport to be complete and is qualified in its entirety by the actual text of the McCabe Note, a copy of which is attached hereto as Exhibit 99.13.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following:

Exhibit 99.13 – 6% Unsecured Convertible Promissory Note, dated as of December 30, 2020, made by Issuer for the benefit of McCabe in the principle amount of One Hundred Thousand Dollars (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on January 6, 2021).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 5, 2021

/s/ Greg McCabe

G MC EXPLORATION, LLC

By:  /s/ Greg McCabe
Name:  Greg McCabe
Title:  President

MCCABE PETROLEUM CORPORATION

By:  /s/ Greg McCabe
Name:  Greg McCabe
Title:  President